Exhibit 99.2



ITW Conference Call

First Quarter

2011

ITW
Agenda

1. Introduction……………….....….. John Brooklier/David Speer

2. Financial Overview………..….. Ron Kropp

3. Reporting Segments………...…. John Brooklier

4. 2011 Forecasts…………………. Ron Kropp

5. Q & A……………......……...…... John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, diluted net income per share, restructuring expenses and related benefits, tax rates, end market conditions, and the Company's related 2011 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are detailed in ITW's Form 10-K for 2010.

Conference Call Playback

Replay number: 402-220-6528

No pass code necessary

Telephone replay available through midnight of May 10, 2011

Webcast / PowerPoint replay available at www.itw.com

ITW
Quarterly Highlights

$ in Millions

	2010 Q1	2011 Q1	F(U) Last Year Amount	%
Operating Revenues	3,737.6	4,387.6	650.0	17.4%
Operating Income	541.5	682.6	141.1	26.0%
% of Revenues	14.5%	15.6%	1.1%	
Net Income				
Income Amount	333.8	623.1	289.3	86.7%
Income Per Share-Diluted	0.66	1.24	0.58	87.9%
Free Operating Cash Flow	215.6	56.2	(159.4)	-73.9%

As previously announced, all 2010 and 2011 data reflect the elimination of the one month reporting lag for international operations outside of North America.

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	11.7%	34.0%	2.9%
Changes in VM & OH costs	-	-15.0%	-2.0%
Total	11.7%	19.0%	0.9%
Acquisitions/Divestitures	4.2%	1.3%	-0.4%
Translation	1.6%	2.3%	0.1%
Impairment	-	-	-
Restructuring	-	3.4%	0.4%
Other	-0.1%	-	0.1%
Total	17.4%	26.0%	1.1%

ITW
Non Operating & Taxes

$ in Millions

	2010 Q1	2011 Q1	F(U) Last Year	
			Amount	**%**
Operating Income	541.5	682.6	141.1	26.0%
Interest Expense	(44.3)	(44.0)	0.3	
Other Income	4.6	5.5	0.9	
Net Income - Pretax	501.8	644.1	142.3	28.4%
Income Taxes	168.0	21.0	147.0	
Tax Rate	33.5%	3.3%	30.2 pts	
Net Income	333.8	623.1	289.3	86.7%

ITW
Invested Capital

$ in Millions

	3/31/10	12/31/10	3/31/11
Trade Receivables	2,483.1	2,581.6	2,981.2
Days Sales Outstanding	59.8	57.9	61.2
Inventories	1,432.5	1,634.9	1,824.1
Months on Hand	1.8	1.8	1.9
Prepaids and Other Current Assets	285.5	266.2	394.9
Accounts Payable & Accrued Expenses	(2,020.7)	(2,140.9)	(2,258.1)
Operating Working Capital	2,180.4	2,341.8	2,942.1
% to Revenue(Prior 4 Qtrs.)	15%	15%	18%
Net Plant & Equipment	2,032.0	2,066.2	2,122.3
Investments	445.7	440.8	431.0
Goodwill and Intangibles	6,408.2	6,702.8	7,235.5
Other, net	(595.9)	(297.6)	(88.0)
Invested Capital	10,470.4	11,254.0	12,642.9
ROIC	14.7%*	13.2%	16.2%*

* Net Income excludes discrete tax adjustments of $165.9 million of benefit for Q1 2011 & $21.9 million of expense for Q1 2010

ITW
Debt & Equity

$ in Millions

	3/31/10	12/31/10	3/31/11
Short Term Debt	329.1	326.2	750.8
Long Term Debt	2,799.1	2,542.1	2,597.3
Total Debt	3,128.2	2,868.3	3,348.1
Stockholders' Equity	8,843.6	9,572.0	10,379.3
Total Capital	11,971.8	12,440.3	13,727.4
Less:			
Cash	(1,501.4)	(1,186.3)	(1,084.5)
Net Debt & Equity	10,470.4	11,254.0	12,642.9
Debt to Total Capital	26%	23%	24%
Shares outstanding at end of period	502.5	497.7	500.0

ITW
Cash Flow

$ in Millions

	2010 Q1	2011 Q1
Net Income	333.8	623.1
Adjust for Non-Cash Items	155.7	(92.2)
Changes in Trade Receivables	(182.1)	(320.6)
Changes in Inventories	(110.7)	(81.8)
Changes in all other Operating Assets & Liabilities	78.1	16.1
Net Cash From Operating Activities	274.8	144.6
Additions to Plant & Equipment	(59.2)	(88.4)
Free Operating Cash Flow	215.6	56.2
Acquisitions	(27.0)	(542.9)
Dividends	(155.7)	(169.2)
Proceeds from Debt	113.9	418.4
Proceeds from Investments	6.2	8.9
Other	2.4	126.7
Net Cash Increase(Decrease)	155.4	(101.9)

ITW
Acquisitions

$ in Millions

	2010					2011
	Q1	Q2	Q3	Q4	Total	Q1
Annual Revenues Acquired	26	253	120	131	530	329
Purchase Price						
Cash Paid	27	199	145	160	531	556
Number of Acquisitions	4	7	5	8	24	6

Transportation
Quarterly Analysis
Q1 2011

Key Points

- Segment Q1 '11 organic revenues: +15.1% vs. Q1 '10

- Auto OEM/Tiers: Worldwide base revenue growth of 15.7% in Q1 '11 vs. Q1 '10 driven by strong build environment and our ongoing product penetration
  - North American Q1 '11 base revenues: +18.1% vs. Q1 '10
    - North American auto builds: +16% in Q1 '11 vs. Q1 '10
  - International Q1 '11 base revenues: +13.7% vs. Q1 '10
    - European auto builds: +8% in Q1 '11 vs. Q1 '10
  - 2011 auto build forecast:
    - North America: 13.0 – 13.2 million units
    - Europe: 19.3 – 19.5 million units

- Auto aftermarket Q1 '11 worldwide base revenues: +6.2%

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2010 Q1	610.6	92.3	15.1%
2011 Q1	754.8	120.3	15.9%
$ Inc(Dec)	144.2	28.0	0.8%
% Inc(Dec)	23.6%	30.4%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	15.1%	37.0%	2.9%
Changes in VM & OH costs	-	-11.2%	-1.5%
Total	15.1%	25.8%	1.4%
Acquisitions	7.5%	3.4%	-0.6%
Translation	1.1%	1.3%	-
Impairment	-	-	-
Restructuring	-	-0.1%	-
Other	-0.1%	-	-
Total	23.6%	30.4%	0.8%

Industrial Packaging
Quarterly Analysis
Q1 2011

Key Points

- **Segment Q1 '11 organic revenues: +14.2% reflected strong industrial production activity worldwide**
  - Total Q1 '11 North American industrial packaging base revenues: +10.2% vs. Q1 '10
  - Total Q1'11 international industrial packaging base revenues: +17.0% vs. Q1 '10

- **Q1 '11 North American and international plastic and steel strapping base revenues: +13.6% and +15.4%, respectively, vs. Q1 '10**

- **Q1 '11 protective packaging revenues: +6.7% vs. Q1 '10**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2010 Q1	542.2	57.5	10.6%
2011 Q1	631.2	66.1	10.5%
$ Inc(Dec)	89.0	8.6	-0.1%
% Inc(Dec)	16.4%	14.9%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	14.2%	53.4%	3.7%
Changes in VM & OH costs	-	-42.4%	-3.9%
Total	14.2%	11.0%	-0.2%
Acquisitions	0.1%	-	-
Translation	2.1%	3.8%	0.2%
Impairment	-	-	-
Restructuring	-	-	-
Other	-	0.1%	-0.1%
Total	16.4%	14.9%	-0.1%

Power Systems and Electronics
Quarterly Analysis
Q1 2011

Key Points

- **Segment Q1 '11 organic revenues: +16.4% due to strong contributions from welding and PC board fabrication units**

- **In Q1 '11, worldwide welding base revenues: +23.0% vs. Q1'10**
  - Q1 '11 North America welding base revenues: +27.4% vs. Q1 '10 due to heavy equipment OEM's and manufacturers
  - Q1 '11 International welding base revenues: +12.7% vs. Q1 '10; Europe and Asia Pacific both contributed to organic growth

- **Q1 '11 PC board fabrication base revenues: +16.0% vs. Q1 '10 due to consistent consumer electronics demand**

- **Q1 '11 other electronics: +5.3% vs. Q1 '10**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2010 Q1	572.9	111.6	19.5%
2011 Q1	692.4	145.2	21.0%
$ Inc(Dec)	119.5	33.6	1.5%
% Inc(Dec)	20.8%	30.2%	

	%Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	16.4%	35.3%	3.1%
Changes in VM & OH costs	-	-11.0%	-1.8%
Total	16.4%	24.3%	1.3%
Acquisitions	2.8%	1.6%	-0.2%
Translation	1.6%	1.7%	-
Impairment	-	-	-
Restructuring	-	2.6%	0.4%
Total	**20.8%**	**30.2%**	**1.5%**

Food Equipment
Quarterly Analysis
Q1 2011

Key Points

- **Segment Q1 '11 organic revenues: +6.4% vs. Q1 '10 as equipment sales improved**

- **North America Q1 '11 base revenues: +5.8% vs. Q1 '10**
  - Equipment base revenues: +9.6% in Q1 '11 vs. Q1 '10
  - Service base revenues: +0.5% in Q1 '11 vs. Q1 '10

- **International Q1 '11 base revenues: +7.1% vs. Q1 '10**
  - Equipment base revenues: +9.3% in Q1 '11 vs. Q1 '10
  - Service base revenues: +2.7% in Q1 '11 vs. Q1 '10

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2010 Q1	434.2	56.5	13.0%
2011 Q1	472.4	67.3	14.3%
$ Inc(Dec)	38.2	10.8	1.3%
% Inc(Dec)	8.8%	19.2%	
	%Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	6.4%	20.7%	1.8%
Changes in VM & OH costs	-	2.6%	0.3%
Total	6.4%	23.3%	2.1%
Acquisitions	1.7%	-1.6%	-0.4%
Translation	0.7%	1.4%	0.1%
Impairment	-	-	-
Restructuring	-	-3.8%	-0.5%
Other	-	-0.1%	-
Total	8.8%	19.2%	1.3%

Construction Products
Quarterly Analysis
Q1 2011

Key Points

- **Segment Q1 '11 organic revenues: +8.4% due to improving European and North American construction environment**

- **International Q1 '11 base revenues: +8.9% vs. Q1 '10**
  - Q1 '11 Europe base revenues: +18.4% vs. Q1 '10
  - Q1 '11 Asia Pacific base revenues: Flat vs. Q1 '10

- **North America Q1 '11 base revenues: +7.2% vs. Q1 '10**
  - Q1 '11 residential base revenues: +3.1% vs. Q1 '10
  - Q1 '11 commercial construction base revenues: +9.6% vs. Q1 '10
  - Q1 '11 renovation base revenues: +9.3% vs. Q1 '10

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2010 Q1	385.5	32.4	8.4%
2011 Q1	463.3	45.6	9.9%
$ Inc(Dec)	77.8	13.2	1.5%
% Inc(Dec)	20.2%	40.7%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	8.4%	45.0%	2.8%
Changes in VM & OH costs	-	-45.7%	-3.5%
Total	8.4%	-0.7%	-0.7%
Acquisitions	7.6%	0.4%	-0.6%
Translation	4.2%	11.0%	0.4%
Impairment	-	-	-
Restructuring	-	30.1%	2.3%
Other	-	-0.1%	0.1%
Total	20.2%	40.7%	1.5%

Polymers and Fluids
Quarterly Analysis
Q1 2011

<u>**Key Points**</u>

- **Segment Q1 '11 organic revenues: +5.2% reflected improved industrial demand for products in North American and international end markets**

- **Q1 '11 worldwide polymers:**
  - **International base revenues: +6.6% vs. Q1 '10 due to strength in Latin America and Asia Pacific businesses**
  - **North America base revenues: +2.8% vs. Q1 '10**

- **Q1 '11 worldwide fluids:**
  - **International base revenues: +3.8% vs. Q1 '10**
  - **North America base revenues: +18.0% vs. Q1 '10**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2010 Q1	257.0	43.0	16.7%
2011 Q1	316.5	46.7	14.7%
$ Inc(Dec)	59.5	3.7	-2.0%
% Inc(Dec)	23.1%	8.6%	
	<u>% Inc(Dec) vs. Prior Year</u>		
Base Business			
Operating Leverage	5.2%	13.8%	1.4%
Changes in VM & OH costs	-	-17.0%	-2.7%
Total	5.2%	-3.2%	-1.3%
Acquisitions	15.6%	10.8%	-0.5%
Translation	2.4%	2.7%	0.1%
Impairment	-	-	-
Restructuring	-	-1.6%	-0.3%
Other	-0.1%	-0.1%	-
Total	23.1%	8.6%	-2.0%

Decorative Surfaces
Quarterly Analysis
Q1 2011

Key Points

- **Segment Q1 '11 organic revenues: +7.4% vs. Q1 '10**

- **North America laminate Q1 '11 base revenues: +3.5% vs. Q1 '10 due to ongoing product innovation by Wilsonart**

- **International Q1 '11 base revenues: +12.4% vs. Q1 '10 due to increased activity in Asia Pacific (China) and Europe**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2010 Q1	247.5	27.5	11.1%
2011 Q1	267.2	33.9	12.7%
$ Inc(Dec)	19.7	6.4	1.6%
% Inc(Dec)	8.0%	23.0%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	7.4%	27.6%	2.1%
Changes in VM & OH costs	-	-25.6%	-2.7%
Total	7.4%	2.0%	-0.6%
Acquisitions	-	-	-
Translation	0.6%	1.3%	0.1%
Impairment	-	-	-
Restructuring	-	19.7%	2.0%
Other	-	-	0.1%
Total	8.0%	23.0%	1.6%

ITW

All Other
Quarterly Analysis
Q1 2011

Key Points

- Segment Q1 '11 organic revenues: +11.5% vs. Q1 '10

- Q1 '11 worldwide test and measurement base revenues: +19.2% vs. Q1 '10; equipment orders improved in Asia Pacific (China) and Europe

- Q1 '11 worldwide consumer packaging base revenues: +7.2% vs. Q1 '10 due to strength in the decorating and consumer packaging businesses

- Q1 '11 worldwide industrial/appliance base revenues: +5.1% vs. Q1 '10 due to industrial fastener demand

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2010 Q1	709.8	120.8	17.0%
2011 Q1	813.5	157.5	19.4%
$ Inc(Dec)	103.7	36.7	2.4%
% Inc(Dec)	14.6%	30.4%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	11.5%	31.5%	3.1%
Changes in VM & OH costs	-	-3.8%	-0.6%
Total	11.5%	27.7%	2.5%
Acquisitions/Divestitures	2.2%	-1.1%	-0.6%
Translation	0.9%	1.2%	-
Impairment	-	-	-
Restructuring	-	2.6%	0.4%
Other	-	-	0.1%
Total	14.6%	30.4%	2.4%

ITW
2011 Forecast

	Low	High	Mid Point
2nd Quarter 2011			
Total Revenues	17.0%	20.0%	18.5%
Diluted Income per Share	$0.99	$1.05	$1.02
% F(U) 2nd Quarter 2010	22%	30%	26%
Full Year 2011			
Total Revenues	16.0%	18.0%	17.0%
Diluted Income per Share	$4.16	$4.34	$4.25
% F(U) 2010	39%	45%	42%

ITW 2011 Forecast
Key Assumptions

- **Exchange rates hold at current levels**

- **Acquired revenues in the $800 million to $1 billion range for the year**

- **Restructuring costs of $30 to $40 million for the full year**

- **Tax rate range of 28.5% to 29.5% for Q2 and full year (excludes the impact of the Q1 Australian tax case)**

- **Excludes any potential impact relating to the pending divestiture of the Finishing business**



ITW Conference Call
Q & A

First Quarter

2011